UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the period between April 26, 2003 to May 25, 2003

CINAR Corporation

(Translation of registrant's name into English)

1055, René-Lévesque Blvd East, Montréal, Quebec, Canada H2L 4S5

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F ____         Form 40-F  X

     [Indicate by checkmark whether the registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange act of 1934.

Yes ____         No __X__

     [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82- __________

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorised.

                                                                                                                             CINAR Corporation

                                                                                                                                 (Registrant)

Date:  May 30, 2003

                                                                                                                           By:     (signed) Stuart Snyder

                                                                                                                                        Stuart Snyder

                                                                                                                                        President & CEO

*Print the name and title of the signing officer under his signature.

Montreal, May 30, 2003

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

Attention:       Mr. Paul Dudek

                        Office of International Corporate Finance

Re:     CINAR Corporation (the “Company”)

           Variable Multiple Voting Shares (Class “A”)

            Limited Voting Shares (Class “B”) and

            Report on Form 6-K

______________________________________________________________________

Dear Sir,

We are pleased to confirm the following: for the period between April 26, 2003 and May 25, 2003 CINAR has not granted any options to acquire Class “B” shares of the Company.

For the same period, no options to acquire Class “A” and Class “B” shares were exercised.

However, further to our letter dated April 30, 2003, for the period between March 26, 2003 and April 25, 2003, kindly note the revision to the table of options cancelled due to termination of employment or otherwise:

Date	Name	Number of Shares
March 31, 2003	Daniel Tierney	29,000 B
April 4, 2003	Teena Fraser	2,400B

Also enclosed for filing, pursuant to Rule 13a-16 under the Securities Exchange Act of 1934, as amended, is a copy of the Company’s Report on Form 6-K dated May 30, 2003 (the “Report”), electronically signed by an authorised person of the Company.

If you have any questions concerning the enclosed materials, please do not hesitate to call me at (514) 843-7070.

Yours truly,

(signed) Mark D. Chernin

Mark D. Chernin

Vice-President, Business and Legal Affairs

Enclosures

cc:       Stuart Snyder, Lucy Caterina/CINAR

CINAR Corporation

REVISION dated May 30, 2003

For the period between March 26, 2003 to April 25, 2003:

Date	Name	Number of Shares
March 31, 2003	Daniel Tierney	29,000 B
April 4, 2003	Teena Fraser	2,400 B